Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 1, 2017

Meet the New Gold ETF, Designed to Mitigate a Strong Dollar January 30, 2017 by Jon C. Ogg officials of the World Gold Council and State Street Global Advisors on Monday, January 30, 2017, tohighlight the new listing of SPDR Long Dollar Gold Trust (NYSEMKT: GLDW). This is said to be the first U.S.-listed exchange traded fund that is gold-backed and is designed for a strong U.S. dollar. What matters here is that this ETF aims to counter the historically negative correlation between the price of gold and a strengthening U.S. dollar. It seeks to track the performance of the Sol active GLD Long USD Gold Index, less fund expenses. Its net and gross expense ratio is 0.50%. This combines both along position in physical gold and long dollar exposure against a basket of non-U.S. currencies. How this ETF trades based on gold prices and dollar changes matters. Monday’s release showed that from the period of December 31, 2013, to December 30, 2016, gold priced in U.S. dollars actually fell about 5% (from $1,205 per ounce to $1,146). When the effect of a strengthening U.S. dollar is considered, gold priced in non-U.S. currencies was up 25% The price of gold in euros increased from €873 per ounce to €1, 096. SPDR Long Dollar Gold Trust holds physical gold in the form of 400-ounce London Good Delivery bars stored in the custodian’s London vault, except when the ETF’s physical gold has been allocated in the vault of a sub custodian solely for temporary custody and safekeeping. In November 2004, the World Gold Council, through a U.S. subsidiary, and State Street Global Advisors launched SPDR Gold Shares Trust (NYSEMKT: GLD), the first U.S.-traded gold ETF and the firstU.S.-listed ETF backed by a physical asset. After having attracted over $1 billion in assets in its first three trading days alone, it remains the largest gold ETF, with approximately $30.6 billion in assets under management backed by physical gold bullion. Nick Good, co-head of the Global SPDR business at State Street Global Advisors, said: The price of gold and the US dollar have historically tended to move in opposite directions. By lessening the dollar’s potential impact on gold, GLDW seeks to provide investors the opportunity to realize the potential benefits of using gold as a strategic portfolio diversifier, while offering the ability to buffer against the potential adverse effects of a strong dollar ongold.Joseph Cavatoni of the World Gold Council, said: GLDW is the first ETF listed in the US backed by physical gold that is designed to hedge the movement of gold against the U.S. dollar. For investors and advisors incorporating currency movements into their investment thesis, the SPDR® Long Dollar Gold Trust provides a convenient vehicle to lessen the potential impact of the dollar on gold prices by creating the economic effect of owning gold with a basket of non-US currencies. Together, GLDW and GLD® may allow investors to enjoy the diversification benefits of holding golden either strong or weak dollar environments.

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.